COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 11/20/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number: Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

SEC Mail Processing Section
NOV 23 2015
Wasnington DC
404

15021163

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: November 20, 2015

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 20th day of November, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX Options®

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

RECEIVED
2015 NOV 23 PM 3:15
SEC / TM

SEC
Mail Processing
Section
NOV 23 2015
Wasnington DC
404

November 20, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC – Amendment No. 27 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Mr. Grobbel:

Enclosed for official filing pursuant to Rule 6a-2(b) are an original and two copies of Amendment No. 27 to the Form 1 Application of Miami International Securities Exchange, LLC, which includes the following changes:

Exhibit J – New MIAX Officer Joseph Bracco
Exhibit M – New Member Apex Clearing Corporation

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP & General Counsel

Enclosures
cc: Heidi Pilpel

EXHIBIT J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC [Updated]**

The following are currently the officers of the Exchange:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products

Name	Title
Joseph Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC** **[No change]**

The following persons are directors and Board observers of the Exchange as of April 24, 2015:

Directors:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University

Name	Classification	Term of Office	Type of Business
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President- Timber Hill, LLC
Meaghan Dugan	Industry/ Member Representative Director	Class I – 2017	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2018	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2018	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2018	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2018	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
John A. Kinahan	Industry/Member Representative Director	Class II – 2018	Chief Executive Officer – Group One Trading LP
John DiBacco, Jr.	Industry	Class II – 2018	Global Head of Equities Trading – KCG
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC

Name	Classification	Term of Office	Type of Business
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC
Francine Fang	Industry/Member Representative Director	Class III – 2016	Head of Options Market Making – KCG
Marianne Deane	Non-Industry	Class III – 2016	Community Volunteer

Observers:

Name	Classification	Term of Office	Type of Business
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Juneman	Industry	So long as qualified under Equity Rights Program	Management Director – Citadel Securities LLC

3. **Committees of Miami International Securities Exchange, LLC** **[No change]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
Francine Fang	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	Classification
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	Classification
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Marianne Deane	Non-Industry Director
Meaghan Dugan	Industry/Member Representative Director
Kurt M. Eckert	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of November 18, 2015, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firms 46 **As of** 18-Nov-15

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	ELECTRONIC EXCHANGE MEMBER: CLEARANCE
APEX CLEARING CORPORATION	350 N. St. Paul, Suite 1300	Dallas	TX	75201	(214) 765-1100	11/18/2015	ELECTRONIC EXCHANGE MEMBER: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
BARCLAYS CAPITAL INC.	745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.	787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CITADEL SECURITIES LLC	131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC	111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC	1633 Broadway, 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
CUTLER GROUP, LP	101 Montgomery Street, #700	San Francisco	CA	94104	(415) 293-3956	11/2/2015	EEM: ORDER FLOW
DASH FINANCIAL LLC	910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
DRW SECURITIES, L.L.C.	540 West Madison, Ste. 2500	Chicago	NY	60661	(312) 542-3231	8/31/2015	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP				Approval Date:	12/7/2012	
401 City Avenue, Ste. 200				Membership Type:		
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW		
GOLDMAN SACHS EXECUTION & CLEARING, L.P.				Approval Date:	12/7/2012	
200 West Street				Membership Type:		
New York	NY	10282	Tele #: (212) 902-1000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
GOLDMAN, SACHS & CO.				Approval Date:	1/15/2013	
200 West Street				Membership Type:		
New York	NY	10282	Tele #: (212) 902-1000	ALL MEMBERSHIPS		
GROUP ONE TRADING LP				Approval Date:	10/20/2014	
440 South La Salle, Ste. 3232				Membership Type:		
Chicago	IL	60605	Tele #: (312) 347-8864	PRIMARY LEAD/LEAD/REG MKT MKR /EEM: ORDER FLOW		
HILLTOP SECURITIES INC.				Approval Date:	2/8/2013	
1201 Elm Street, Ste. 3500				Membership Type:		
Dallas	TX	75270	Tele #: (214) 859-1800	EEM: CLEARANCE		
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date:	8/26/2014	
233 South Wacker Drive, #4300				Membership Type:		
Chicago	IL	60606	Tele #: (312) 244-3300	RMM		
INSTINET, LLC				Approval Date:	3/27/2013	
1095 Avenue of the Americas				Membership Type:		
New York	NY	10036	Tele #: (212) 310-9500	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
INTERACTIVE BROKERS LLC				Approval Date:	12/7/2012	
One Pickwick Plaza, 2nd Fl.				Membership Type:		
Greenwich	CT	06830	Tele #: (203) 618-5710	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
ITG DERIVATIVES LLC				Approval Date:	12/7/2012	
601 S. LaSalle, Ste. 300				Membership Type:		
Chicago	IL	60606	Tele #: (312) 935-0125	EEM: ORDER FLOW		
J.P. MORGAN CLEARING CORP.				Approval Date:	12/7/2012	
3 Chase Metrotech Center				Membership Type:		
Brooklyn	NY	11245	Tele #: (347) 643-1000	EEM: CLEARANCE		
J.P. MORGAN SECURITIES LLC				Approval Date:	12/7/2012	
383 Madison Avenue				Membership Type:		
New York	NY	10179	Tele #: (201) 595-8471	EEM: ORDER FLOW		
JEFFERIES LLC				Approval Date:	9/15/2014	
520 Madison Avenue				Membership Type:		
New York	NY	10022	Tele #: (212) 284-2300	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
KCG AMERICAS LLC				Approval Date:	12/7/2012	
545 Washington Boulevard				Membership Type:		
Jersey City	NJ	07310	Tele #: (201) 386-2891	ALL MEMBERSHIPS		
LEK SECURITIES CORPORATION				Approval Date:	6/5/2014	
1 Liberty Plaza, 165 Broadway, 52nd Fl				Membership Type:		
New York	NY	10006	Tele #: (212) 509-2300	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		
LIME BROKERAGE LLC				Approval Date:	12/7/2012	
625 Broadway, 12th Fl.				Membership Type:		
New York	NY	10012	Tele #: (212) 824-5000	EEM: ORDER FLOW		
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date:	12/7/2012	
One Bryant Park, 6th Fl.				Membership Type:		
New York	NY	10036	Tele #: (646) 743-1295	EEM: CLEARANCE		
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date:	12/7/2012	
One Bryant Park				Membership Type:		
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE		

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	(312) 821-9500	1/27/2015	REG MKT MAKER
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd., Ste. 500	Chicago	IL	60604	(312) 444-8700	7/22/2015	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
QUANTLAB SECURITIES, LP	4200 Montrose Blvd., Ste. 200	Houston	TX	77006	(713) 333-3700	4/7/2015	EEM: ORDER FLOW
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	PRIMARY LEAD MKT MAKER
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	(203) 618-5800	12/7/2012	PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC	677 Washington Boulevard	Stamford	CT	06901	(203) 719-3000	12/7/2012	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	7 World Trade Center, Ste. 3301	New York	NY	10007	(646) 484-3000	5/31/2013	LEAD/REG MM/EEM: ORD FLOW
WALLEYE TRADING LLC	2800 Niagara Lane North	Plymouth	MN	55447	(952) 345-6611	5/13/2015	ELECTRONIC EXCHANGE MEMBER: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles	CA	90017	(213) 688-8090	12/7/2012	EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte	NC	28202	(704) 715-6133	4/11/2014	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-4000	12/7/2012	ELECTRONIC EXCHANGE MEMBER: ORD FLOW/CLEARANCE
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	(312) 884-3490	12/7/2012	PRIMARY LEAD/LEAD MKT MAKER

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular


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11/20/2015
ORIGIN ID:PRIA (609) 897-8174
BARBARA J. COMLY, GENERAL COUNSEL
MIAMI INTERNATIONAL HOLDINGS, INC.
7 ROSZEL ROAD, 5TH FL
PRINCETON, NJ 08540
UNITED STATES US
SHIP DATE: 20NOV15
ACTWGT: 1.00 LB
CAD: 104672866/INET3670
BILL SENDER
TO CHRIS GROBBEL
SECURITIES & EXCHANGE COMMISSION
DIV OF TRADING & MARKETS
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SECURITIES AND EXCHANGE COMMISSION
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